HUDSON VALLEY CAPITAL TRUST I
21 Scarsdale Road
Yonkers, New York 10707
August 20, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Request for Withdrawal of Registration Statement on Form S-3 Filed on August 10, 2009 Registration No. 333-161233
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Hudson Valley Capital Trust I (the “Registrant”) hereby applies for and requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (including all exhibits thereto) that was filed by the Registrant on August 10, 2009 (Registration No. 333-161233), as amended.
     If you have any questions regarding this request for withdrawal, please contact our counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123.

Very truly yours, Hudson Valley Capital Trust I
By:	/s/ Stephen R. Brown
Stephen R. Brown
Administrative Trustee